[redacted]

05038272

BD 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAIL PROCESSING FEB 28 2005 WASH, D.C.

SEC FILE NUMBER
8- 36754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Marsco Investment Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Eisenhower Parkway
(No. and Street)

Roseland	**NJ**	**07068**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Kadison **(973) 228-2886**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor	**New York**	**NY**	**10018-7010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Kadison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marsco Investment Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 25th day of Feb. 2005

[signature]

ELAINE EHRLICH
Notary Public
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 12/13/2006

[signature]
Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

[redacted]

MARSCO INVESTMENT CORPORATION

DECEMBER 31, 2004

INDEX

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

[redacted]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Marsco Investment Corporation

We have audited the accompanying statement of financial condition of Marsco Investment Corporation, as at December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marsco Investment Corporation as at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 7, 2005

[redacted]

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$948,161	
Furniture and fixtures, net of accumulated depreciation of $148,673	11,534	
Other assets	13,039	
Deposits	52,898	
Total assets		$1,025,632

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and income taxes payable		$ 28,644
Commitments and contingencies		-
Stockholders' equity:		
Common stock, no par value; 2,500 shares Authorized, issued and outstanding	24,815	
Additional paid-in-capital	495,000	
Retained earnings	477,173	
Total stockholders' equity		996,988
Total liabilities and stockholders' equity		$1,025,632

The accompanying notes are an integral part of these financial statements.

[redacted]

MARSCO INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS.

Marsco Investment Corporation (the "Company") is a registered broker dealer and a member of the National Association of Securities Dealers, Inc. ("NASD") and the Municipal Securities Rulemaking Board ("MSRB"). The Company's customer base includes individual investors, deferred benefit plans and other investors.

The Company has an agreement with its clearing broker which provides for the broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statement have been prepared in accordance with accounting principles generally in the United States of America.

(b) Used of Estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from estimates.

(c) Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

(d) Concentration of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

[redacted]

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(d) Concentration of Credit Risk: (Continued)

The Company provides investment, financial and related services to a diverse group of individual investors, deferred benefit plans, and others. The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored and additional collateral is required to be provided as necessary.

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) Securities Transactions:

Securities transactions are recorded on a trade date basis.

(g) Furniture and Fixtures:

Furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis primarily over an estimated useful life of five years.

(h) Income Taxes:

The Company has elected S corporation status under Section 1362 of the Internal Revenue Code. Corporate income is therefore recognized by the stockholders and taxed on their individual federal income tax returns. Consequently, no provision for federal income taxes has been made in these financial statements. The Company also elected S corporation status in the State of New Jersey. Provision has been made for the Company's share of the State Corporation Business Tax.

(i) Deferred Income Taxes:

Deferred income taxes arise from temporary differences relating to and depreciation being reported for financial accounting and tax purposes in different periods. Such temporary differences at the applicable tax rate are not considered significant.

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NOTE 3 - NET CAPITAL REQUIREMENT.

The Company is a registered broker-dealer, member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 the Company had net capital, as defined, of $969,915, which was $944,915 in excess of its required net capital of $25,000.

NOTE 4 - TRANSACTIONS WITH ORGANIZATION CLEARING AND EXECUTION.

The Company has an agreement with a clearing organization to provide clearing services and maintain the stock records of the Company's customers on a fully disclosed basis. The agreement dated October 31, 2000 is renewable annually at the option of either party. The Company is responsible to supervise its employees and maintain and verify account applications. In accordance with the agreement, the Company has deposited $50,398 with the clearing organization as security.

NOTE 5 - COMMITMENTS AND CONTINGENCIES.

(a) Assets Pledged and Other Secured Transactions:

Transactions executed by the clearing broker may expose the Company to off-balance-sheet risk arising from the. potential that the customer may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

(b) Risk and Uncertainties:

The Company generates a significant portion of its revenues by providing securities trading and brokerage activities for its customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets.

NOTE 5 - COMMITMENTS AND CONTINGENCIES. (Continued)

(c) Operating Leases:

The Company leases office facilities and vehicles under operating leases which expire through 2009.

Future minimum rental payments for operating leases having an initial or remaining non-cancelable lease term of one year or more are as follows:

Year Ending December 31,	
2005	$82,816
2006	75,616
2007	66,706
2008	50,596
2009	21,081
Total minimum future rental payments	$296,815